Kodiak Energy, Inc.

EXHIBIT 10.2

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of
Corporate Finance
Mail Stop 7010

December 12, 2007

William Tighe
Chief Executive Officer
Kodiak Energy, Inc.
734 7th Avenue S.W.
Calgary, Alberta, Canada T2P 3P8

Re:	Kodiak Energy, Inc.
Registration Statement on Form SB-2
Filed November 13, 2007
File No. 333-147325

Annual Report on Form 10-KSB
Filed April 4, 2007
File No. 333-82434

Dear Mr. Tighe:

We have limited our review of the above filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our response is inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

Form SB-2 filed November 13, 2007

1)	Please update your financial statements and other financial discussion. Refer to Rule 3-12 of Regulation S-X.

2)
We note your announcement that, effective December 3, 2007, Mark Hlady resigned from the position of chief executive officer and William Tighe became your chief executive officer.  Please update the disclosure throughout your filing to reflect such changes.

Compensation discussion and analysis, page 33

3)
You state that Sicamous Oil & Gas Consultants, Ltd., a company owned by Mr. Tighe, is paid Cdn. $10,000 per month pursuant to a consulting agreement.  Section 3.1 of your agreement with Sicamous Oil & Gas Consultations, Ltd. (filed  as Exhibit 10.8 to your registration statement), provides for payment of $5,000 per month for services provided by Mr. Tighe during the term of such agreement.  Please reconcile this apparent inconsistency.

Signatures

4)
Identify each person occupying more than one of the specified capacities, and make clear who is signing in the capacity of your principal accounting officer or controller.  See Instructions 1 and 2 to Signatures, Form SB-2.

Annual Report on Form 10-KSB for the fiscal year ended December 31, 2006

General

5)
It appears that your public float as of December 31, 2006, exceeded $25 million.  Please tell us how you have evaluated whether you remain eligible to continue to use the Small Business Issuer forms.  Refer to Item 10(a)(2) of Regulation S-B for additional guidance.

Business, page 3

6)
Please clarify whether you have proved reserves as defined by Rule 4-10(a) of Regulation S-X, as of September 30, 2007 and December 31, 2006.  To the extent you do not have any proved reserves, address the following:

•	Revise your filing throughout to label yourself as an exploration-stage company, not a development stage company;

•	Revise the caption on your statements of operations to characterize revenues as income during the evaluation period, as the use of revenues implied that amounts are derived from a proved property;

•	Disclose in the footnotes to the financial statements that you will begin recording revenue once it has been determined that you have proved reserves; and

•	Clarify on page 13 with regards to the Province/Granlea property whether that property had been evaluated in light of its production during 2006.

7)
We note the disclosure under this section indicating that you are a development stage oil and gas company with no assets and liabilities.  However, your balance sheet as of December 31, 2006, indicated that you have assets and liabilities.  Revise the disclosure under this section to resolve this apparent inconsistency.

Description of Property, page 8

8)	Explain to us where you have provided disclosure responsive to each of the items identified in Industry Guide 2.

Management’s Discussion and Analysis or Plan of Operation, page 12

Province/Granlea – Southeast Alberta, page 13

9)
We note that a substantial increase in water rates resulted in the well being shut in until it is re-evaluated.  If there is a reasonable likelihood that a material impairment will be recorded upon the re-evaluation of the Province/Granlea wells, please expand your MD&A to describe the impact an impairment would have on your financial statements.  Refer to FRC 501.12.b for additional guidance.

10)
We note on page 28 that you recorded a writedown of approximately $1.4 million as a result of application of the ceiling test.  Please expand your MD&A to describe the specific reasons or factors underlying the impairment.

Financial Statements, page 16

11)
Please provide the disclosures set forth by SFAS 69 to extent applicable.  For any disclosures that you do not believe are applicable, explain to us the reasons why you believe they do not apply to you.

Consolidated Balance Sheets, page 17

12)
We note that you have recorded at December 31, 2006, accounts receivable for $685,975.  Please expand your footnotes to describe what comprises your accounts receivable.  Note that this comment also applies to corresponding amounts appearing in your financial statements for the subsequent interim period.

Consolidated Statements of Operations, page 19

13)
We note that you presented stock-based compensation as a separate caption.  Please present the compensation expense on your statements of operations using the function of the expense (for example, general and administrative expense or operating expense).  Refer to SAB topic 14:F for additional guidance.

14)
We note that you included a ceiling test impairment together with depletion, depreciation and accretion expense.  Please separately present the impairment expense or re-label the caption to more accurately reflect the nature of the expenses.

15)	Please present earnings per share on the face of the income statement. See paragraph 36 of SFAS 128 for additional guidance.

Consolidated Statements of Cash Flows, page 20

16)
We note that you classified changes in non-cash working capital as investing and financing activities.  Please tell us what changes comprise these line items and how their classifications as investing and financing activities is more appropriate than classification as either an operating activity or a non-cash investing and financing activity.  Tell us whether the amounts presented as changes in non-cash working capital represent gross or net amounts of related receipts and payments and how their presentation is consistent with the guidance of paragraph 11 to 13 of SFAS 95.

Notes to Consolidated Financial Statements, page 21

Note 1. Organization, Basis of Presentation and Going Concern Uncertainty, page 21

17)
We note disclosure in the first paragraph indicating that your consolidated financial statements are presented in accordance with generally accepted accounting principles in the United States of America, except as outlined in Note 2, which discloses the nature of restatements of previously issued financial statements.  Please revise this disclosure to include a clear and unqualified statement as to whether your consolidated financial statements as presented are prepared in accordance with U.S. GAAP.

18)
We note that you changed your policy for accounting for oil and gas properties from the successful efforts method to the full cost method.  Please tell us whether you obtained and filed a preferability letter in connection with this change.  See Exhibit 18 under term 601 of Regulation S-B and SAB Topic 12:C.1.

Note 6.  Capital Assets, page 27

Unproved Properties, page 28

19)
We note that included in oil and gas properties are costs of $1,430,987 related to unproven properties, which exceeds the net book value of oil and gas properties of $1,270,253 as of December 31, 2006.  Please reconcile this difference, and revise the notes to your consolidated financial statements as appropriate.  State separately on the face of the balance sheet the aggregate of capitalized costs of unproved properties and major development projects that are excluded from the capitalized costs being amortized.

20)	Please revise to provide the disclosures required by Rule 4-10(c)(7)(ii) of Regulation S-X, including:

•	A description of the current status of the significant unproven properties, including the anticipated timing of the inclusion of the associated costs in the amortization computation; and

•	A table showing by categories the costs making up the unproven oil and gas properties account balance.

21)
We note that you recorded an impairment under the ceiling test during 2006.  Please clarify for us whether the impairment pertained to proved or unproved properties.  Please expand your footnotes to describe in reasonable detail the circumstances that led to the impairment.

22)
Provide us a reasonably detailed discussion of the drilling activates you have conducted during the two most recent fiscal years and through the date of your response.  As part of your response, describe the timing, type, location, results and current status of each well

Note 7.  Convertible Debt, page 28

23)
We note that you issued convertible debt in 2005 as compensation for services received.  Please explain to us how you considered the guidance in EITF 01-01 in accounting for the issuance of convertible debt pursuant to the stock for services compensation plan.

Note 9.  Share Capital, page 29

24)
We note that you issued 7,500,000 common shares to a non-employee and determined the value based on the invoices rendered for the services provided.  Paragraph 7 of SFAS 123(R) requires that a company use the fair value of goods or services received if it is more reliably measurable than the fair value of the equity instruments issued.  Please tell us why you believe the fair value of the services received was more reliable than the fair value of the common shares issued.  We generally believe the fair value of common stock issued is a more reliable measure.  Refer to paragraph A7 of AFAS 123(R) for additional guidance.

25)	Please clarify in the last paragraph on page 30 the percentage of your issued and outstanding common shared that may be issued under your stock option plan.

Note 10.  Stock-Based Compensation, page 31

26)	Please explain to us how you addressed the disclosure requirements set forth by paragraphs A240 of SFAS 123(R).

Note 12.  Loss Per Share, page 32

27)
Please revise your computation of basic and diluted loss per share to adjust retroactively for all periods presented to reflect your stock splits.  In addition, disclosure that that the per share computations reflect such changes in the number of shares.  Refer to paragraph 54 of SFAS 128 for additional guidance.

Note 14.  Related Party Transactions, page 33

28)
We note that your officers and directors purchased 10.2 million shares of common stock on December 22, 2005, for $0.02 per share.  We further note that 1 million common shares were purchased on December 30, 2005, for $0.50 per share.  Please address the following related to these transactions:

•	Explain to us the reasons for the difference in the purchase price per share between the December 22, 2005 and the December 30, 2005 subscriptions;

•
Tell us how you considered the guidance in paragraph 7 of SFAS 123(R) in which a share-based payment transaction with employees shall be measured based on the fair value the equity instruments issued; and,

•	Tell us how you determined the fair value of the common shares issued to your officers and directors as part of the December 22, 2005 purchase.

29)
We note that you issued 2 million common shares in consideration for corporate development services rendered by a related party and that you valued the shares at a market price of $0.05 per share.  We further note on page 11 that your lowest stock price during 2006 was $0.375 per share.  Please tell us how you determined the fair value of the shares issued, and describe the accounting principles that you applied in recording the expense at a value other than the observable market price.

Item 8A.  Controls and Procedures, page 35

30)
We note your disclosure in your annual report and your quarterly reports for the quarters ended March 31, 2007, June 30, 2007 and September 30, 2007 regarding your conclusion that your disclosure controls and procedure were effective as of the date of each such filing.

Please revise your annual report and each quarterly report to disclose the conclusions of your principal executive and provincial financial officers, or persons performing similar functions, regarding the effectiveness of your disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by each such report, based on the evaluation of the controls and procedures required by Rule 13a-15(b).  See Item 307 of Regulation S-B.  For example, the conclusions of your principal executive and principal financial officer regarding the effectiveness of your internal controls and procedures should be as of December 31, 2006.

31)
Please revise your annual report and your quarterly reports for the quarters ended March 31, 2007, June 30, 2007, and September 30, 2007 to provide the information required by Item 308(c) of Regulation S-B.

Form 10-Q For the Fiscal Quarter Ended September 30, 2007

Unaudited Consolidated Statements of Cash Flows, page 5

32)
Please disclose information about your non-cash investing and financing activities.  The disclosures may be either narrative or summarized in a schedule, and they should clearly relate the cash and non-cash aspects of transactions involving similar items.  Refer to paragraph 32 of SFAS 95 for additional guidance.

Note 8.  Share Capital, page 11

33)
We note in footnote (m) on page 13 that you purchased certain undeveloped oil and gas properties in Canada and the United States.  Please clarify whether the properties were proved or unproved based in the definitions found in Rule 4-10(a) of Regulation S-X.

Management’s Discussions and Analysis or Plan of Operation, page 19

Southeast Alberta – Manyberries, page 21

34)
We note that you will release nine sections of undeveloped properties back to Crown and abandon wells in the fourth quarter of 2007. Please describe for us how you considered this abandonment in applying your full cost ceiling test and evaluating unproved properties as of September 30, 2007.  To the extent that an impairment is not necessary during the nine months ended September 30, 2007, provide indicative value as to the impact that the abandonment of the wells will have on your financial statements.

Website

35)
If you retain links to the reports by SISM, you should make clear that you are paying $42,000 to SISM and that therefore it is not providing “independent coverage” notwithstanding the assertions in the reports to that effect.

***

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ryan Milne at (202) 551-3680 or Brad Skinner, Senior Assistant Chief Accountant, at (202) 551-3489 if you have any questions regarding comments on the financial statements and related matters. Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with other questions.

Sincerely,

H. Roger Schwall
Assistant Director

Cc:	B. Skinner
R. Milne
T. Levenberg
L. Nicholson

via facsimile
Andrew Hudders, Esq.
(212) 754-0330